Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Formation
Aquantia B.V.	The Netherlands
Aquantia B.V. Taiwan Branch	Taiwan
Aquantia Canada Corp.	Canada
Aquantia (Cayman), Ltd.	Cayman Islands
Aquantia LLC	Delaware
Aquantia RUS LLC	Russia Federation
Aquantia Semiconductor India Pvt Ltd.	India